As filed with the Securities and Exchange Commission on April 1, 2004.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

In the Matter of                                              CERTIFICATE
 Cinergy Corp.                                                    OF
File No. 70-10015                                             NOTIFICATION

(Public Utility Holding Company Act of 1935)


         With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a Delaware corporation and a registered holding company ("Cinergy") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and with reference to the Commission's order dated October 23, 2002 with respect thereto (HCAR No. 27581)(the "Order"), and in particular the periodic reporting requirements set forth therein, Cinergy hereby supplies the following information covering the six month period from July 1, 2003 to and including December 31, 2003 (the "Reporting Period"):

1. Cinergy had four subsidiaries during the Reporting Period (collectively, the "Cinergy IS Subs") that were engaged, directly or indirectly, in the business of providing Infrastructure Services (as defined in the Order):
     Cinergy Supply Network, Inc., a Delaware corporation ("CSN"); Reliant Services, LLC, an Indiana corporation ("Reliant"); MP Acquisition Corp., an Indiana corporation ("Acquisition Sub"); and Miller Pipeline Corporation, an Indiana corporation ("Miller Pipeline"). CSN is a wholly-owned subsidiary of Cinergy, while Cinergy owns 50% of the outstanding voting securities of each of Reliant, Acquisition Sub and Miller Pipeline.

2. Cinergy's aggregate investment in the Cinergy IS Subs at December 31, 2003 was approximately $26 million.

3. The following provides information for the Reporting Period concerning any Infrastructure Services provided by any of the Cinergy IS Subs to any associate or affiliate public utility company thereof (all such services were rendered at "cost" (as defined in Rule 91 under the Act) pursuant to and in accordance with the various service agreements approved by the Commission by order dated May 4, 1999 in File No. 70-9449 (HCAR No. 27016)):


Cinergy IS Sub       Associate Utility     Type of Services  Total Amount Billed
Rendering Services   Company Receiving       Rendered           (in thousands)
                         Services

Reliant              The Cincinnati Gas &      Line locating and      $1,521
                     Electric Company (CG&E)   meter reading

Reliant              PSI Energy, Inc. (PSI)    Line locating and
                                               meter reading          $2,677

Reliant              The Union Light, Heat     Line locating and
                     and Power Company         meter reading
                     (ULH&P)                                            $97

Miller Pipeline      CG&E                      Maintenance and
                                               construction services  $5,568

Miller Pipeline      PSI                       Maintenance services     $364

Miller Pipeline      ULH&P                     Maintenance services   $3,962



                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

Date:         April 1, 2004

                                                     CINERGY CORP.


                                                     By: /s/Wendy L. Aumiller
                                                          Wendy L. Aumiller
                                                          Treasurer